March 18, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: J. Nolan McWilliams
Re:	T3 Motion, Inc. Amendment No. 1 to the Registration Statement on Form S-1 Filed January 31, 2011 File No. 333-171163
Dear Mr. McWilliams:
     On behalf of T3 Motion, Inc. (the “Company” or “T3 Motion”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 10, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
General
1.	Please update the Form S-1 to incorporate all applicable changes from our letters regarding the December 31, 2009 10-K review dated October 7, 2010, December 13, 2010, and January 31, 2011.
Response:
The Company has made all requested updates from the letters regarding the December 31, 2009 10-K review dated October 7, 2010, December 13, 2010 and January 31, 2011.
CT Series Micro Car, page 29

2.	We note revised disclosure on page 55 that the CT Micro Car is currently in customer trials and disclosure on page 31 that sales of the Micro Car accounted for less than one percent of fiscal 2009 revenues. Please expand your disclosure of the customer trials, including when you expect to complete the trials, whether you expect to incur any significant expenses redesigning or modifying the Micro Car in response to the trials, and when you anticipate the Micro Car will be available for sales to the general market.
Response:
The Company has updated its disclosure to state that the trials are on-going and it does not know when, if at all the trials will result in sales. Please note that the Company is a re-seller of the CT Micro Car and therefore does not have the capability to significantly alter the design or functionality of the vehicle.
Management’s Discussion and Analysis, page 54
Results of Operations, page 60
3.	We note your response to prior comment 43. Please clarify whether the vendor supply issues have been resolved and, if not, when you anticipate they will be resolved. If you have experienced lost sales or cancellations as a result of delays in filling orders, please disclose.
Response:
The Company has updated the results of operations to include that the vendor and cash issues will be resolved with the proceeds of the offering, as the Company will be able to properly order parts within the new vendor lead time requirements. The Company has also updated their disclosure to reflect that it has not lost orders due to the increased lead times.
Underwriting and Plan of Distribution, page 72
4.	We note your response to prior comment 45. Please confirm your understanding that, in the event changes to the volume or offering price would result in a greater than twenty percent change in the maximum offering price set forth in the fee table of the effective registration statement, such changes will be reflected in a post-effective amendment rather than in a 424(b) prospectus supplement. Refer to Instruction 1 to Securities Act Rule 430A.
Response: We confirm such understanding.
Report of Independent Registered Public Accounting Firm, page F-19
5.	In accordance with the company’s October 29, 2010 response to our prior comment one in our letter dated October 7, 2010, please revise to include the additional paragraph in the audit report concerning the change in accounting principle.

Response:
Please note the updated audited financial statements include the correct language in the audit report.
Financial Statements, page F-1
6.	We note from the prospectus cover pages that the company plans to effect a stock split prior to the effectiveness of the Form S-1 registration statement. Please confirm that you will revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the stock split as required by SAB Topic 4C.
Response:
The Company plans to effect the stock split upon the closing of the offering, which will be subsequent to the effectiveness of this registration statement and after the issuance of our financial statements. At the time the stock split is effected, the Company will update all future financial statements to give retroactive effect to the split in accordance with SAB Topic 4C. The Company has included pro forma, unaudited information to provide information to potential investors on the proposed stock split and proceeds of the offering.
Notes to Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007, page F-25
Note 13 — Related Party Transactions, page F-58
7.	We note your disclosure on page 15 of the registration statement indicating that Mr. Ki Nam currently owns 57.2% of the company’s outstanding stock. To the extent Mr. Nam will continue to hold a controlling interest of the outstanding equity in the company after the offering, please revise the notes to the company’s financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outline in ASC 850-10-50-3.
Response:
     The Company has updated the related party disclosure in its consolidated financial statements in accordance with the disclosure requirements in ASC 850-10-50-3.
Item 15. Recent Sales of Unregistered Securities, page II-0
8.	We note the issuance of 1,851,852, 3,896,103, and 390,640 shares of common stock for an aggregate issuance of 6,138,595 during 2008. Please reconcile this amount to the total common shares issued during 2008 per the statement of stockholders’ equity on page F-22 of 4,420,743.
Response:

Please note that the issuance of 1,851,852, occurred on December 2007, not in 2008. Further, the May 2008 sales were 399,640 (not 390,640) shares. The Company has updated Item 15 to correct these errors. Following is a reconciliation of the equity transactions for 2008:

March 2008:	3,896,103
May 2008:	399,640

Total unregistered sales:	4,295,743
Registered security sales	125,000

Total shares issued:	4,420,743

General
9.	Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.
Response:
Please note the Company has included updated financial statements as required by Rule 8-08 of Regulation S-X.
10.	An updated accountant’s consent should be included in any future amendments to your Form S-1 registration statement.
Response:
Please note that the updated accountant’s consent is included in the Amendment to our Form S-1 Registration Statement.
* * * * *
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned if you have questions or if you need any additional information by telephone at (424) 239-1890, or by facsimile at (424) 239-1882.

Very truly yours,
LKP Global Law, LLP
Ryan S. Hong, Esq.